BRF S.A.

Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240

CVM 1629-2

NOTICE TO SHAREHOLDERS

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that, in addition to the Notice to Shareholders of 01.15.2025 and pursuant to Article 37, paragraph 1, item I and II, of CVM Resolution 81/2022, the Ordinary General Shareholders’ Meeting is rescheduled to take place on March 31, 2025.

São Paulo, February 04, 2025.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relation Officer